                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              (AMENDMENT NO. 8)(1)

                           COMMUNITY BANCSHARES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   20343H 10 6
                                 (CUSIP Number)

                              J. Fred Kingren, Esq.
                              Hand Arendall, L.L.C.
                              1200 Park Place Tower
                              2001 Park Place North
                            Birmingham, Alabama 35213
                                 (205) 324-4400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 General Update
             (Date of Event Which Requires Filing of this Statement)

      If the Reporting Person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Statement on Schedule 13D, and is filing this Statement on Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

      Note: Statements on Schedule 13D filed in paper format shall include a signed original and five copies of the Statement on Schedule 13D, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 12 Pages)

----------
(1) The remainder of this Cover Page shall be filled out for the Reporting Person's initial filing of this Statement on Schedule 13D with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior Cover Page.

      The information required on the remainder of this Cover Page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 8           PAGE 2 OF 12 PAGES

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Doris S. Corr

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               160,356 Shares

BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                             151,362 Shares

EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                            160,356 Shares

PERSON                              10      SHARED DISPOSITIVE POWER
WITH                                                 151,362 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         311,718 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.7%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 8           PAGE 3 OF 12 PAGES

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bryan A. Corr, Sr.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               14 Shares

BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                             192,191 Shares

EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                            14 Shares

PERSON                              10      SHARED DISPOSITIVE POWER
WITH                                                 192,191 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         192,205 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.3%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 8           PAGE 4 OF 12 PAGES

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Tina M. Corr

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               None

BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                             160,829 Shares

EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                            None

PERSON                              10      SHARED DISPOSITIVE POWER
WITH                                                 160,829 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         160,829  Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.9%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 8           PAGE 5 OF 12 PAGES

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Joan M. Currier

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               None

BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                             7,880 Shares

EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                            None

PERSON                              10      SHARED DISPOSITIVE POWER
WITH                                                 7,880 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,880 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .1%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 8           PAGE 6 OF 12 PAGES

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         John David Currier, Sr.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               None

BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                             7,880 Shares

EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                            None

PERSON                              10      SHARED DISPOSITIVE POWER
WITH                                                 7,880 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,880 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .1%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 8           PAGE 7 OF 12 PAGES

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Christy C. Chandler

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               10,454 Shares

BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                             None

EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                            10,454 Shares

PERSON                              10      SHARED DISPOSITIVE POWER
WITH                                                 None

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,454 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .1%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 8           PAGE 8 OF 12 PAGES

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         John David Currier, Jr.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               10,454 Shares

BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                             None

EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                            10,454 Shares

PERSON                              10      SHARED DISPOSITIVE POWER
WITH                                                 None

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,454 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .1%

14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 8           PAGE 9 OF 12 PAGES

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         Not Applicable

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Alabama

NUMBER OF                           7       SOLE VOTING POWER
SHARES                                               None

BENEFICIALLY                        8       SHARED VOTING POWER
OWNED BY                                             120,000 Shares

EACH                                9       SOLE DISPOSITIVE POWER
REPORTING                                            None

PERSON                              10      SHARED DISPOSITIVE POWER
WITH                                                 120,000 Shares

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         120,000 Shares

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.4%

14       TYPE OF REPORTING PERSON

         CO

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 8          PAGE 10 OF 12 PAGES

INTRODUCTORY NOTE

      This Amendment No. 8 to Statement on Schedule 13D (this "Amendment No. 8") is filed with the Securities and Exchange Commission ("SEC") by Doris S. Corr, Bryan A. Corr, Sr., Tina M. Corr, Joan M. Currier, John David Currier, Sr., Christy C. Chandler (f/k/a Christina M. Currier), John David Currier, Jr., and Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.), as joint filers (individually, a "Reporting Person", and, collectively, the "Reporting Persons"), with respect to the shares of the Common Stock, par value $ .10 per share ("Common Stock"), of Community Bancshares, Inc., a Delaware corporation (the "Issuer").

      This Amendment No. 8 amends Items 4 and 5 of the Statement on Schedule 13D filed by R. C. Corr, Jr. and each of the Reporting Persons, except John David Currier, Jr., as joint filers, on November 3, 1998 (the "Original Filing"), and Amendment Nos. 1, 2, 3, 4, 5, 6, and 7 thereto filed by R. C. Corr, Jr., certain of the Reporting Persons, and certain other persons, as joint filers, on December 31, 1998, March 22, 1999, March 17, 2000, March 12, 2002, May 23, 2002,
June 18, 2002, and July 31, 2003, respectively. R.C. Corr, Jr., who was included as a Reporting Person in the Original Filing and Amendment Nos. 1, 2 and 3 thereto, died on June 22, 2001. All of the shares of Common Stock owned by R.C. Corr, Jr. on the date of his death are now owned by his widow, Doris S. Corr. John David Currier, Jr. was not included as a Reporting Person in the Original Filing and Amendment Nos. 1, 2 and 3 thereto because all of the shares of Common Stock reflected herein as owned by John David Currier, Jr. outright were previously reflected in those filings as being beneficially owned by Doris S. Corr and Joan M. Currier, as co-custodians for John David Currier, Jr.

      The Reporting Persons are filing this Amendment No. 8 because they may be deemed a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although each of the Reporting Persons disclaims any membership in, and the existence of, such a group other than the group which has been previously reported and is now comprised of Doris S. Corr, Bryan A. Corr, Sr., Tina M. Corr, Joan M. Currier, John David Currier, Sr., Christy C. Chandler, John David Currier, Jr., and Corr, Inc. Neither the filing of this Amendment No. 8 nor any statement contained herein shall be deemed to be an admission by any of the Reporting Persons that any other group exists.

      Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By executing this Amendment No. 8, each of the Reporting Persons agrees that this Amendment No. 8 is filed on behalf of such Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION.

      Due to an increase in the number of the Issuer's issued and outstanding shares of Common Stock reported by the Issuer as being outstanding, the Reporting Persons are no longer the beneficial owners of more than 5% of the issued and outstanding shares of Common Stock. Accordingly, the Reporting Persons are no longer subject to the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a), (b) The Reporting Persons beneficially own an aggregate of 381,349 shares of Common Stock, constituting approximately 4.6% of the shares of Common Stock reported by the Issuer as being outstanding on March 18, 2004. Schedule I, which is attached hereto and incorporated herein by reference, sets forth certain information with respect to the shares of Common Stock owned by each Reporting Person and the power of each Reporting Person to vote or to dispose of the shares of Common Stock owned by such Reporting Person. Each Reporting Person disclaims beneficial

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 8          PAGE 11 OF 12 PAGES

ownership of the shares of Common Stock beneficially owned by each of the other Reporting Persons except to the extent reflected in the notes to Schedule I.

      (c) Not applicable.

      (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

      (e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the issued and outstanding shares of Common Stock on or before March 18, 2004.

CUSIP NO. 20343H 10 6          13D, AMENDMENT NO. 8          PAGE 12 OF 12 PAGES

                                   SIGNATURES

      After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the Reporting Persons does hereby certify that the information set forth in this Amendment No. 8 is true, complete and correct.

Dated: May 12, 2004.

                                              DORIS S. CORR
                                   -----------------------------------
                                              Doris S. Corr

                                           BRYAN A. CORR, SR.
                                   -----------------------------------
                                           Bryan A. Corr, Sr.

                                              TINA M. CORR
                                   -----------------------------------
                                              Tina M. Corr

                                             JOAN M. CURRIER
                                   -----------------------------------
                                             Joan M. Currier

                                         JOHN DAVID CURRIER, SR.
                                   -----------------------------------
                                         John David Currier, Sr.

                                           CHRISTY C. CHANDLER
                                   -----------------------------------
                                           Christy C. Chandler

                                         JOHN DAVID CURRIER, JR.
                                   -----------------------------------
                                         John David Currier, Jr.


                                               CORR, INC.
                                 (f/k/a Oneonta Telephone Company, Inc.)


                               By:          BRYAN A. CORR, SR.
                                  -----------------------------------
                                           Bryan A. Corr, Sr.
                                            Its President and
                                         Chief Executive Officer

                                   SCHEDULE I

                 INFORMATION RELATING TO BENEFICIAL OWNERSHIP OF
                      SHARES OF COMMON STOCK OF THE ISSUER
                            BY THE REPORTING PERSONS

                                                             Number and
                                                           Percentage of
                                                             Shares of              Number of Shares of         Number of Shares of
                                                            Common Stock             Common Stock With           Common Stock With
                                                         Beneficially Owned         Respect to Which the       Respect to Which the
                                                     ---------------------------    Reporting Person Has        Reporting Person Has
Name of                                                                               Sole Voting and            Shared Voting and
Reporting Person                                      Number       Percentage(1)      Dispositive Power          Dispositive Power
----------------                                      ------       -------------      -----------------          -----------------
Doris S. Corr                                        311,718(2)         3.7%               160,356                    151,362
Bryan A. Corr, Sr                                    192,205(3)         2.3%                    14                    192,191
Tina M. Corr                                         160,829(4)         1.9%                     -                    160,829
Joan M. Currier                                        7,880(5)           *                      -                      7,880
John David Currier, Sr                                 7,880(6)           *                      -                      7,880
Christy C. Chandler                                   10,454              *                 10,454                          -
John David Currier, Jr                                10,454              *                 10,454                          -
Corr, Inc.                                           120,000            1.4%                     -                    120,000
(f/k/a Oneonta Telephone Company, Inc.)
Doris S. Corr, Bryan A. Corr, Sr., Tina M            381,349            4.6%               181,278                    200,071
Corr, Joan M. Currier, John David Currier,
Sr., Christy C. Chandler, John David Currier,
Jr. and Corr, Inc. as a Group

----------

(1) Percentages are determined on the basis of 8,376,163 shares of Common Stock reported by the Issuer as being outstanding on March 18, 2004.

(2) Includes (i) 10,454 shares held as Co-custodian with Bryan A. Corr, Sr. for her minor granddaughter, Lauren M. Corr, (ii) 10,454 shares held as Co-custodian with Bryan A. Corr, Sr. for her minor granddaughter, Kelly B. Corr, (iii) 10,454 shares held as Co-custodian with Bryan A. Corr, Sr. for her minor grandson, Bryan A. Corr, Jr., and (iv) 120,000 shares held by Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.).

(3) Includes (i) 40,829 shares held with Tina M. Corr as a joint tenant with right of survivorship, (ii) 10,454 shares held as Co-custodian with Doris
      S. Corr for his minor daughter, Lauren M. Corr, (iii) 10,454 shares held as Co-custodian with Doris S. Corr for his minor daughter, Kelly B. Corr,
      (iv) 10,454 shares held as Co-custodian with Doris S. Corr for his minor son, Bryan A. Corr, Jr., and (v) 120,000 shares held by Corr, Inc.

(4) Includes (i) 40,829 shares held with Bryan A. Corr, Sr. as a joint tenant with right of survivorship and (ii) 120,000 shares held by Corr, Inc.

(5) Held with John David Currier, Sr. as a joint tenant with right of survivorship.

(6)   Held with Joan M. Currier as a joint tenant with right of survivorship.

* Less than 1%.